SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 11, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD CORPORATION
Corporate Taxpayer’s Identification (CNPJ)#43.776.517/0001-80
Companies Registrar (NIRE) #35.3000.1683 -1
SUBSCRIBED AND PAID-UP CAPITAL - R$ 3,403,688,565.23
MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 29, 2005

Date, Time and Venue: On April 29, 2005, at 4:00 pm, at the Company’s headquarters located at Rua Costa Carvalho, 300, in the city of São Paulo, State of São Paulo. CALL: Call Notice published by the newspapers “Official Gazette of the State of São Paulo” and “Folha de São Paulo”, in the editions as of March 24, 25 and 29. ATTENDANCE: Shareholders representing over two-thirds of the Company’s capital, pursuant to signatures stated in the Shareholders’ Attendance Book, as well as the Fiscal Council Member, Mr. Francisco Martins Altenfelder Silva and the Independent Auditors’ representative, from the Company Deloitte Touche Tohmatsu, Mr. Marco Antonio Brandão Simurro PRESIDING BOARD: Chairman: Board Member, Mr. Daniel Sonder. Secretary: shareholder Mrs. Maria Cristina Biselli Ferreira. AGENDA: ANNUAL GENERAL MEETING I. To analyze the Management Accounts and the Financial Statements supported by the Reports from the Fiscal Council and External Auditors, related to the 2004 year, in compliance with the Management’s Report, the Balance Sheet and corresponding Explanatory Notes; II. To resolve on the appropriation of the income and the transfer of the balance of retained earnings to the investment reserve; III. To elect the members of the Board of Directors and the Fiscal Council, sitting and alternate ones. EXTRAORDINARY GENERAL MEETING I. To ratify the new compensation criterion of the Board of Directors; II. As a result of the approval of the previous item, to amend the “caput” of the Article 15 of the Company’s Bylaws, mentioning that the Board of Directors shall meet, monthly, on an ordinary basis. CLARIFICATIONS: 1) Issues were duly discussed by the Capital Defense Council of the State (CODEC), by means of Opinion #043/2005, as of 4.06.2005, related to Finance Secretary Process #12091-218927/2005, ruling on the vote of the representative of the shareholder São Paulo State Finance Department. 2) The minutes were drawn up in the summary form, pursuant to the paragraph 1 of the Article 130 of the Law 6404/76 and amendments thereto. RESOLUTIONS: The Chairman of the presiding board brought up for discussion item “I” of the Agenda, “To Discuss the Management Accounts and the Financial Statements supported by the Reports of the Fiscal Council and External Auditors, related to the 2004 year, in compliance with the Management’s Report, the Balance Sheet and corresponding Explanatory Notes” and registered the attendance of Messrs. Marco Antonio Brandão Simurro and Francisco Martins Altenfelder Silva, respectively, representatives of the Independent Audit Firm - Company Deloitte Touche Tohmatsu and of the Fiscal Council, as well as Messrs. Reinaldo José Rodriguez de Campos, Iassuo Hagy and Nara Maria Marcondes França, respectively, Corporate Management Officer, reporting cumulatively to the Economic and Financial Officer and Investor Relations Officer, Assistant of the Board of Directors and Superintendent of the Accounting Department. With the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact, Claudia Polto da Cunha, based on said CODEC’s Opinion and considering that the issue received the approval of the Company’s Board of Directors and Fiscal Council, proposed the approval of the Management Accounts and the Financial Statements supported by the Reports of the Fiscal Council and External Auditors, who gave their opinion in the sense that the referred Financial Statements adequately represent, in all relevant aspects, the equity and financial position of Sabesp on December 31, 2004. After the Chairman cast the votes to the proposal of the shareholder São Paulo State Finance Department, registering the abstentions and dissenting opinions, the Management Accounts and the Financial Statements related to the 2004 year, supported by the Reports of the Fiscal Council and External Auditors, in compliance with the Management’s Report, the Balance Sheet and corresponding Explanatory Notes, were unanimously approved. Subsequently, the Chairman brought up for discussion item “II” of the Agenda, “To resolve on the appropriation of the income and the transfer of the balance of retained earnings to the investment reserve”. Messrs. Marco Antonio Brandão Simurro, Francisco Martins Altenfelder Silva, Reinaldo José Rodriguez de Campos, Iassuo Hagy and Nara Maria Marcondes França, previously qualified continued to attend the Meeting. Resuming the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact, Claudia Polto da Cunha, based on the said CODEC’s Opinion and considering that the issue received the approval of the Company’s Board of Directors and Fiscal Council, proposed the appropriation of the Company’s income, in compliance with the Article 192 of the Law 6404/76, which shall be demonstrated as follows: Income for the year R$ 513,028,255.11; (+) Realization of the Revaluation Reserve R$ 104,499,586.67; (-) Interest on Own Capital R$ 152,935,332.45; (-) 5% Legal Reserve R$ 25,651,412.76; Retained Earnings R$ 438,941,096.57. After the Chairman cast the votes to the proposal of the shareholder São Paulo State Finance Department, registering the abstentions and dissenting opinions, the appropriation of income, the realization of the revaluation reserve and the legal reserve proposed, as well as the transfer of R$ 438,941,096.57 of the balance of Retained Earrings to the Investment Reserve, were unanimously approved. Subsequently the Chairman brought up for discussion “item III” of the Agenda, “To elect the members of the Board of Directors and Fiscal Council, sitting and alternate ones”. With the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact, Claudia Polto da Cunha, indicated to compose the Board of Directors, for a term of office of one (1) year, Messrs. MAURO GUILHERME JARDIM ARCE, FERNANDO CARVALHO BRAGA, DANIEL SONDER, FERNANDO MAIDA DALL’ACQUA, GUSTAVO SÁ E SILVA, MARTUS ANTONIO RODRIGUES TAVARES and Mrs. MARIA HELENA GUIMARÃES DE CASTRO. The representative of Banco Fator, Mr. Antonio Claudio Zeituni, on behalf of the minority shareholders represented by him, and the representative of Citibank NA, Mr. Daniel Alves Ferreira, in compliance with the Article 239 of the Law 6404/76 and amendments thereto, indicated Mr. ALEXANDER BIALER. The choice of the Board’s Chairman and Vice-Chairman was also submitted by the Chairman, under the terms of the paragraph 1 of the Article 12 of the Company’s Bylaws, to the resolution of the Meeting, and the Board of Directors shall be composed of: Chairman: Mr. Mauro Guilherme Jardim Arce, a Brazilian citizen, married, electrical engineer, domiciled at Rua Canário, 943, apartamento 62, Moema, in the city of São Paulo, State of São Paulo, Identity Card (RG) #2.550.634 SSP/SP and Individual Taxpayer’s Register (CPF) #107.894.648-53; Vice-Chairman: Mr. Fernando Carvalho Braga, a Brazilian citizen, legally separated, economist, domiciled at Rua David Pimentel, 391, casa 2, Fazenda Morumbi, in the city of São Paulo, State of São Paulo, Identity Card (RG) #4.911.744 SSP/SP and Individual Taxpayer’s Register (CPF) # 538.987.458-72; Board Members: Messrs. Fernando Maida Dall’Acqua, a Brazilian citizen, married, agricultural engineer, domiciled at Rua Carlos Queiroz Telles, 81, apartamento 131, Morumbi, in the city of São Paulo, State of São Paulo, Identity Card (RG) #4.146.438-2 SSP/SP and Individual Taxpayer’s Register (CPF) #655.722.978-87; Gustavo de Sá e Silva, a Brazilian citizen, widower, economist, domiciled at Alameda Jaú, 1817, apartamento 11, Cerqueira César, in the city of São Paulo, State of São Paulo, Identity Card (RG) #682.763 SSP/SP and Individual Taxpayer’s Register (CPF) #003.325.008-10; Martus Antonio Rodrigues Tavares, a Brazilian citizen, married, economist, domiciled at SHIN- Setor Habitacional Interno Norte QI 10 CJ 10 Casa 23, in the city of Brasília - DF, Identity Card (RG) #587.324 SSP/CE and Individual Taxpayer’s Register (CPF) #072.185.323-49; Daniel Sonder, a Brazilian citizen, married, economist, domiciled at Rua Maria Adelaide Freire Trindade, 52, in the city of São Paulo, State of São Paulo, Identity Card (RG) #24.448.000 SSP/SP and Individual Taxpayer’s Register (CPF) #283.092.178-03; and Mrs. Maria Helena Guimarães de Castro, a Brazilian citizen, married, sociologist, domiciled at Avenida José Bonifácio, 2461, Jardim Paineiras, in the city of Campinas, State of São Paulo, Identity Card (RG) # 3.553.090 SSP/SP and Individual Taxpayer’s Register (CPF) #059.237.468-83; and Mr. Alexander Bialer, a Brazilian citizen, single, mechanical engineer, domiciled at Rua Monte Alegre, 649, apartamento 101, Perdizes, in the city of São Paulo, State of São Paulo, Identity Card (RG) #3.563.319 SSP/SP and CPF #029.379.568-15. Immediately thereafter, the Chairman proceeded to the Election of the Fiscal Council’s members, sitting and alternate ones, granting the attending shareholders the indication of the members to compose the Fiscal Council, sitting and alternate ones. Subsequently the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact, Claudia Polto da Cunha, indicated as sitting members Messrs. CARLOS ALBERTO PONTELLI, MARIA DE FÁTIMA ALVES FERREIRA, FRANCISCO MARTINS ALTENFELDER SILVA and DILMA PENA and as alternate members Messrs. GUILHERME LUÍS DA SILVA TAMBELLINI, ARTHUR CORREA DE MELLO NETTO, VANILDO ROLANDO NEUBAUER and SANDRA MARIA GIANNELLA. In this act, the representative of Banco Fator, Antonio Claudio Zeituni, and the representative of Citibank NA, Mr. Daniel Alves Ferreira, in compliance with the Article 240 of the Law 6404/76 and amendments thereto, indicated, respectively, as sitting and alternate member of the Fiscal Council, Messrs. JORGE MICHEL LEPELTIER and FLÁVIO STAMM. The Fiscal Council, with term of office of one (1) year, was constituted as follows: Sitting Members: Carlos Alberto Pontelli, a Brazilian citizen, single, accountant, domiciled at Rua Jerônimo Coelho, 296, in the city of São Paulo, State of São Paulo, Identity Card (RG) #13.949.658 SSP/SP and Individual Taxpayer’s Register (CPF) #114.177.168-35; Maria de Fátima Alves Ferreira, a Brazilian citizen, married, business administrator, domiciled at Rua da Meação, 144, apartamento 51, in the city of São Paulo, State of São Paulo, Identity Card (RG) #11.766.712-2 SSP/SP and Individual Taxpayer’s Register (CPF) #022.218.418-32; Francisco Martins Altenfelder Silva, a Brazilian citizen, married, business administrator, domiciled at Rua Aimberê, 374, apartamento 72, in the city of São Paulo, State of São Paulo, Identity Card (RG) #4.419.384 SSP/SP and Individual Taxpayer’s Register (CPF) #203.882.418-53; Dilma Seli Pena Pereira, a Brazilian citizen, married, administrator and geographer, domiciled at SHIN - Setor Habitacional Interno Norte QI 9 CJ 10 Casa 23, in the city of Brasília - DF, Identity Card (RG) #216.219 SSP/DF and Individual Taxpayer’s Register (CPF) #076.215.821-20 and Jorge Michel Lepeltier, a Brazilian citizen, legally separated, economist, domiciled at Rua Particular, s/n°, in the city of Mairiporã, State of São Paulo, Identity Card (RG) #3.919.557 SSP/SP and Individual Taxpayer’s Register (CPF) #070.190.688-04. Alternate Members: Guilherme Luís da Silva Tambellini, a Brazilian citizen, separated, attorney, domiciled at Rua João Moura, 2311, apartamento 133, in the city of São Paulo, State of São Paulo, Identity Card (RG) #7.581.241 SSP/SP and Individual Taxpayer’s Register (CPF) #759.718.608-87; Arthur Correa de Mello Netto, a Brazilian citizen, married, economist, domiciled at Rua Conselheiro Moreira de Barros, 1661, apartamento 54, in the city of São Paulo, State of São Paulo, Identity Card (RG) #2.305.500 SSP/SP and Individual Taxpayer’s ID (CPF) #049.146.008-20; Vanildo Rolando Neubauer, a Brazilian citizen, married, attorney, domiciled at Rua Alves Guimarães, 689, apartamento 13, in the city of São Paulo, State of São Paulo, Identity Card (RG) #6.759.053 SSP/SP and Individual Taxpayer’s Register (CPF) # 603.327.868-20; Sandra Maria Giannella, a Brazilian citizen, married, business administrator, domiciled at Rua Freire Farto, 58, in the city of São Paulo, State of São Paulo, Identity Card (RG) #8.061.076-6 SSP/SP and Individual Taxpayer’s Register (CPF) #667.767.168-20 and Flávio Stamm, a Brazilian citizen, married, business administrator, domiciled at Rua Patápio Silva, 223, apartamento 32, in the city of São Paulo, State of São Paulo, Identity Card (RG) #12.317.859 SSP/SP and CPF #048.241.708-00. The Fiscal Council Members elected shall exercise their functions until the next Annual General Meeting and, in the impossibility of the sitting member attending the meeting, he/she shall inform the Company’s General Office – PPS, aiming at the summons of the alternate member. The investiture in the positions of Members of the Board of Directors and the Fiscal Council shall comply with the pre-requirements and procedures provided for by the Corporate Law and other statutory provisions, including what refers to the delivery of the Statement of Assets, as well as the execution of the statement of inexistence of legal bars and the other ones required by the pertinent legislation. Subsequently, the Chairman examined the Agenda of the Extraordinary General Meeting, bringing up for discussion item I of the Agenda “To ratify the new compensation criterion of the Board of Directors”. With the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact, Claudia Polto da Cunha, proposed the ratification of the new compensatory treatment of the Board of Directors’ Members, under the terms of CODEC’s Opinion #116, as of December 15, 2004. For the compensation of the Board of Executive Officers, the instructions of this Board shall be observed, mainly the articles 2 to 6 of CODEC’s Resolution #01/91, as well as CODEC’s Official Letter #127, as of May 30, 2003, which determined the fees at the amounts of up to twelve thousand, seven hundred and twenty reais (R$ 12,720.00). He emphasized that in the events of accumulation of functions in the Board of Executive Officers, the Officer shall perceive only one compensation and the monthly compensation of each member of the Board of Directors shall correspond, at maximum, to two tenths (0.2) of what is stipulated to the Chief Executive Officer, with the obligation, at minimum, to be carried out at a monthly meeting. He mentioned that the new treatment started being applied as from February 2005, still subject to the compliance with the other conditions provided for by CODEC’s Opinion #116/2004; pointing out, opportunely, that the Board Member who misses two consecutive meetings shall be deprived from the receipt of the fees relating to the month in which the aforementioned absence accumulation takes place. As to the Fiscal Council members, they shall perceive a monthly compensation of one tenth (0.1) of the weighted average of the fees paid to the Board of Executive Officers, in compliance with the amounts determined by CODEC, limited to a session compensated by month and as long as their attendance is proved. Lastly, he proposed to the representative of the shareholder São Paulo State Finance Department, based on the said Codec’s Opinion, that the determination of the annual bonus shall be authorized, pro-rata temporis, in December, as provided for by the Article 4 of CODEC’s Resolution #01/91, to the members of the Board of Executive Officers, extendable to the members of the Board of Directors and the Fiscal Council. After the Chairman cast the votes to the proposal of the shareholder São Paulo State Finance Department, registering the abstentions and the dissenting opinions, it was unanimously approved. Subsequently, the Chairman brought up for discussion the item II of the Agenda “As a result of the approval of the previous item, to amend the “caput” of the Article 15 of the Company’s Bylaws, mentioning that the Board of Directors shall meet, monthly, on an ordinary basis”. Subsequently, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact, Claudia Polto da Cunha, proposed that the new wording proposed was accepted, pursuant to CODEC’s Opinion #116/2004, with the following wording: “Article 15 - The Board of Directors shall meet, monthly, on an ordinary basis, and extraordinarily, whenever it is summoned by its Chairman or by resolution of the majority of its members, or also, by request of the Board of Executive Officers”. After the Chairman cast the votes to the proposal of the shareholder São Paulo State Finance Department, the attorney-in-fact, Claudia Polto, registering the abstentions and the dissenting opinions, it was unanimously approved. At the opportunity, the representative of the shareholder São Paulo State Finance Department reaffirmed to the Company’s Administrators the necessity of complying with the current legislation and, mainly, with the State Decree #49,471, as of 3/10/2005, which has a provision on the implementation and operation of the Information System of Foundations and Companies - SINFE. The minority shareholders voted pursuant to the statements of vote attached to the proceedings of the respective Meeting. The voting took place as follows: Mr. Daniel Alves Ferreira, a Brazilian citizen, married, OAB (Brazilian Bar Association)/SP #140,613, representative of the shareholders whose powers of attorney were authenticated by the presiding board and registered under number 1, presenting the statement of affirmative votes as to items I, II and III of the Annual General Meeting, except for the shareholders Gard P&I (Bermuda) Ltd, Microsoft Global Finance Limited and Ontário Teacher’s Pension Plan Board, which declared dissenting opinions as to item III. They also presented the statement of dissenting opinions as to items I and II of the agenda of the Extraordinary General Meeting; number 2, whose votes were affirmative as to items I, II and III of the Annual General Meeting, except for the shareholders HSBC Investor International Equity Fund and Alliance Collective Investment Trust and HSBC Bank USA Pension Plan, which declared dissenting opinions as to item III and the shareholder Ishares MSCI Brazil Free Index Fund, which abstained from voting as to item I. They also presented the statement of dissenting opinions as to items I and II of the agenda of the Extraordinary General Meeting. Mr. Antonio Claudio Zeituni, a Brazilian citizen, separated, OAB/SP #123,355, representative of the shareholders whose powers of attorney were authenticated by the presiding board and registered under numbers 3, 4 and 6, also attended the meeting and presented the statement of affirmative votes as to items I, II and III of the agenda of the Annual General Meeting and affirmative votes to the items I and II of the agenda of the Extraordinary General Meeting. On the other hand, Mr. Adelmo Ferreira de Lima Filho, a Brazilian citizen, single, Identity Card (RG) #30.620.540-3-SSP/SP, representative of the shareholder The Bank Of New York, whose power of attorney was authenticated by the presiding board and registered under number 5, presented the following statement of vote, being: as to item I of the agenda of the Annual General Meeting, 2,505,571,750 affirmative votes to the approval, 2,311,250 dissenting opinions, 7,496,750 abstentions from voting and 3,608,368,500 without restrictions; item II of the agenda, 2,499,553,000 affirmative votes to the approval, 7,625,000 dissenting opinions, 9,006,000 abstentions from voting and 3,607,564,250 without restrictions; item III of the agenda, 2,493,695,250 affirmative votes to the approval, 4,967,500 dissenting opinions, 10,738,500 abstentions from voting and 3,614,347,000 without restriction. As to item I of the agenda of the Extraordinary General Meeting, 1,435,996,000 affirmative to the approval, 1,043,253,250 dissenting opinions, 34,762,250 abstentions from voting and 3,609,736,750 without restrictions; item II of the agenda, 1,463,488,500 affirmative votes to the approval, 1,033,144,000 dissenting opinions, 14,169,250 abstentions from voting and 3,612,946,500 without restrictions. CLOSURE AND EXECUTION OF THE MINUTES: Having no other issues to be discussed, the Chairman thanked all the attending members and declared the Annual and Extraordinary General Meetings adjourned, determining these Minutes to be drawn up, which were then read, found in compliance and signed by the Chairman, Secretary and the attending shareholders, who constitute the majority necessary to the resolutions taken. ATTENDANCE: The Board Member and Chairman of the Board, Mr. Daniel Sonder, the representative of the shareholder São Paulo State Finance Department, attorney in fact, Claudia Polto da Cunha, the Company’s Fiscal Council Member, Mr. Francisco Martins Altenfelder Silva, the representative of the Independent Auditors, from the Company Deloitte Touche Tohmatsu, Mr. Marco Antonio Brandão Simurro, Messrs. Antonio Claudio Zeituni, Adelmo Ferreira de Lima Filho, Daniel Alves Ferreira and Maria Cristina Biselli Ferreira attended the meetings. DOCUMENTS FILED at the Company’s General Office (PPS).

São Paulo, April 29, 2005.

DANIEL SONDER	CLAUDIA POLTO DA CUNHA
Chairman	by the São Paulo State Finance Department

MARIA CRISTINA BISELLI FERREIRA	DANIEL ALVES FERREIRA
Secretary - OAB/SP 39,570

ANTONIO CLAUDIO ZEITUNI	ADELMO FERREIRA DE LIMA FILHO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: May 11, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.